NaturalGasStock.com New Featured Company:  Bontan Corporation Inc., a Natural Gas and Oil Company Currently Focused on an Eastern Calcasieu Parish, Louisiana Project

Turnkey Projects with Prepaid Costs Provide Company with Risk Protection from Natural Catastrophes

POINT ROBERTS, WA. September 6, 2005 – www.NaturalGasStocks.com (NGS) and www.OilandGasStockNews.com (OGSN), global investor websites for the natural gas, energy and oil industries are pleased to announce the addition of Bontan Corporation, Inc. (OTCBB:  BNTNF), as a new Featured Company.

Bontan Corporation currently has a 49% gross working interest in the first test well in a gas exploration project in eastern Calcasieu Parish, Louisiana, a project that involves exploration and commercial drilling for gas on a minimum area of 1,300 net and gross mineral acres.  The drilling process, being handled by Grey Wolf Inc., a major US based oil and gas driller, is based on 3D seismic data including amplitude vs. offset analysis, providing increased accuracy to the drilling program.  Drilling is presently at 7,500 ft., drilling towards the targeted depth of 15,300 ft.  The zones to be tested by the initial well have possible reserves of up to 50 billion cubic feet equivalent of gas (BCFE), according to the Company.

Drilling commenced on August 21, 2005 with its initial test well, Placide Richard No. 1 and is proceeding according to schedule with an estimated drilling time of 60 days.  Upon successful drilling of the first test well, two additional wells have been identified in this location that will be ready for drilling, giving the company a multi-well project.  Bontan’s gross working interest in the subsequent wells will be approximately 42%.

With over US$1.5 million on hand, no debt and all exploration costs prepaid, Bontan is positioned, according to Bontan’s CEO Kam Shah, to take advantage of other opportunities in the oil and natural gas sector.  “Gas prices have been rising steadily which bodes well for future revenues.  By limiting our costs through prepaid turnkey projects we ensure that we will not run into the similar cost increases, translating into bigger margins in the future and greater profitability in our findings.”

The NGS and OGSN sites do not make recommendations, but offer unique information portals to investors to explore news, articles, and recent research.

Featured Company:  (OGSN and NGS are compensated by companies as disclosed in disclaimer.)

Bontan Corporation Inc. (OTCBB:  BNTNF) is an international natural resource company.  Bontan, through its wholly owned subsidiaries, is focused on building a profitable portfolio of diversified working interests in oil and gas projects through highly visible opportunities in countries around the globe that have a history of natural resource production.  Bontan Corporation Inc. plans to minimize risk by bringing in either joint venture, carried, or working interest partners.  The Company has 15.2 million issued and outstanding common shares.

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NaturalGasStocks.com is donating $1,000 of the fees from Bontan Corporation’s contract to support the Red Cross and their relief efforts in the Louisiana area.

Investorideas.com Disclaimer:  www.investorideas.com  Our sites do not make recommendations, but offer information portals to research news, articles, stock lists and recent research.  Nothing on our sites should be construed as an offer or solicitation to buy or sell products or securities.  We attempt to research thoroughly, but we offer no guarantees as to the accuracy of information presented.  All information relating to featured companies is sourced from public documents and/or the company and is not the opinion of our web sites.  The site is compensated for by its “featured companies”.  Bontan Corporation Inc., Five thousand dollars per month.

For more information contact:

Dawn Van Zant

800.665.0411

Ann-Marie Fleming

866.725.2554

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